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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of [January], 2003


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F (X)             No       Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes ( )                   No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

           The registrant files with the Korea Securities Exchange the notice dated January 28, 2003. Attached is English language version of the notice.

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The following table sets forth the details of investment in Mobile Game Co.,
Ltd.

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1. Subject    Company Name                 Mobile Game Co., Ltd.
   Company
              ------------------------------------------------------------------
              Relation to the Company      Affiliated Company

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2. Investment Investment Date                                   January 28, 2003
   Summary
              ------------------------------------------------------------------
              Total Shares                                 140,000 Common shares

              ------------------------------------------------------------------
              Total Amount                                        70,000,000 won

              ------------------------------------------------------------------
              Total Accumulated Investment                       140,000,000 won
              Amount
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3. Purpose of Investment                        Participated in Capital Increase

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4. Date of Decision                                             January 27, 2003
   (by Board of Directors)
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   -- Attendance of Independent                                           Yes: 2
      Directors                                                            No: 0
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   -- Attendance of Auditor                                                  No

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5. Infringement of Fare Trade Rules                                          No

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6. Others                                                                    --

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2003


By /S/ MiRi Chung
   --------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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